KROSSBOW HOLDING CORP.

From:
Jason Kropp
Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9


AMMENDMENT #6

Re: Form S-1/A filed October 19,  2010 File No, 333-166786

To Whom It May Concern:

On behalf of Krossbow Holding Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated September 28, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Summary, Page 3

     1) The Company has revised the disclosure to state that there is no assurance that we will be able to file and complete our offering of newly issues shares within 180 days.

Other

     2) The Company's financial statements are currently up to date and comply with Rule 8-08 of Regulation S-X.

     3)   The Company has included updated consent as Exhibit 23.1


Krossbow Holding Corp.


/s/ Jason Kropp
------------------------
Jason Kropp, CEO